UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: Prospect Enhanced Yield Fund
Address of Principal Business Office:

10 E 40th Street, 42nd Floor
New York, NY 10016
Telephone Number (including area code): (212) 448-0702
Name and Address of Agent for Service of Process:
M. Grier Eliasek
Prospect Enhanced Yield Fund
10 E 40th Street, 42nd Floor
New York, NY 10016
With Copies to:
Owen J. Pinkerton, Esq.
Eversheds Sutherland (US) LLP
700 6th St NW
Washington, DC 20001-3980
Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York in the State of New York on the 23rd day of June, 2024.

Prospect Enhanced Yield Fund

		By:	/s/ M. Grier Eliasek
M. Grier Eliasek
Sole Trustee, Chief Executive Officer and President

Attest:	/s/ Kristin Van Dask
Kristin Van Dask Secretary